
orokii
Orokii App makes money transfers ridiculously cheaper and faster. Using Orokii App, you get affordable, fast, secure, and reliable money transfer solutions. We simplify domestic and cross-border payments for individuals and businesses with exceptional service and cutting-edge technology. Whether you're sending funds to loved ones, paying international suppliers, or expanding your global reach, trust Orokii as your partner in money transfers.
CHEAP
FAST
SECURE
RELIABLE

INVEST IN **OROKII**

Making money transfers ridiculously cheaper and faster

LEAD INVESTOR

Jerome Oglesby

Orokii is a revolutionary remittance platform that delivers its customers the convivence, security and cost efficiencies of sending money with borderless transactions. The innovative technology ensures payments arrive swiftly and securely, all at a radically low cost. Their customers can send domestic and cross- border payments with ease, giving them more time to focus on what truly matters - their goals, their business, and their loved ones. The innovative technology ensures payments arrive swiftly and securely, all at a radically low cost. Their customers can send domestic and cross- border payments with ease, giving them more time to focus on what truly matters - their goals, their business, and their loved ones.

Invested $5,000 this round & $15,000 previously

orokii.com East Brunswick NJ

Highlights

1. Over 2K installed Apps since launch with more than 500 active users.

2. Over $100K transaction volume since December 2022

3. Experienced team with finance and banking backgrounds from Goldman Sachs and Deutsche Bank.

4. Received seven money transmittal licenses and counting.

5. Partner with Facephi, Checkbook, Tempo, Terrapay, Flutterwave, Stellar, TANTV, and Plaid.

6. Positioned to disrupt the fast-growing $749B remittance market.

Our Team



Bisi Adedokun Founder/CEO

Exit a previous startup. Focus on creating value for shareholders and building critical relationships for Orokii.



Mike Tetu COO

Spent 28 years in the US Army - ran NATO Operations as a Plans officer, and Battalion Commander/Chief Executive Officer.



Sarafa Ibraheem Finance/Board member

Worked at Goldman Sachs and Mizuho and delivered various trading and quantitative products for clients.



Anniekeme Bassey Growth Marketing Manager

Strategic marketing experience in managing and optimizing campaigns to drive customer acquisition.



Himanshu Sankhe Product and Pricing Manager

Expert at building pricing algorithms.

Orokii Pitch


orokii
Borderless and Limitless
CHEAP
FAST
SECURE
RELIABLE


Charges
3X cheaper than most competitors
Delivery Time
Fast delivery – usually in seconds
What Orokii does
Making Money Transfers Ridiculously Cheaper and Faster


Orokii Highlights
Downloads
Over 2k
Transaction Volume ($)
*Data until July 13
Total Volume
Cross-Border
Domestic
$15,000.00
$12,506.56

Active Users

>500

Money Transmittal Licenses

7



$9,739.47
$8,041.69
$7,423.97
$3,720.89
$10,780.55
$4,559.64
$10,000.00
$5,000.00
$0.00
2023-Jan
2023-Feb
2023-Mar
2023-Apr
2023-May
2023-Jun
2023-Jul
Date - Year-Month

Orokii boasts of a leadership team with experience in banking and finance, operation, strategy, cybersecurity, risk management, and go-to-market knowledge



BISI ADEDOKUN
CEO

- Founder/CEO of Orokii
- CEO of Acenonyx – a startup that developed mobile solutions for food ordering and the hospitality industry, with an exit in 2013.
- Former Enterprise Security Architect at Deutsche Bank
- Former Enterprise Architect at IBM



MIKE TETU
COO

- 28 years of organizational leadership
- Four years of NATO international operations



SARAFA IBRAHEEM
Finance/Board Member

- Finance Director at Orokii
- Former quantitative director at Mizuho – oversaw many delivery of trading and quantitative products for clients.
- Former quantitative analyst at Goldman Sachs



ANNIEKEME BASSEY
Growth Marketing Manager

- Strategic marketing expertise to drive growth and success
- Experience in managing and optimizing campaigns to drive customers acquisition



HIMANSHU SANKHE
Product & Pricing Manager

- Product & Pricing Manager at Orokii
- Astute and adept at numbers with a detailed knowledge of developing pricing algorithms

P2P Global and US money remittance, including digital transfers, market size

>$794 Billion
Global Remittances
CAGR 2022 → 2026 @6.02%

>$73 Billion
US Payment Outflow
CAGR 2022 → 2026 @9%

>$25 Billion
Digital Payment Outflow
CAGR 2022 → 2026 @34%

149 Million
US P2P Users

orokii — Orokii Total Addressable Market (TAM) Opportunity **$25 Billion**

CAGR – Cumulative annual growth rate
P2P – Peer-to-Peer

forward looking projection cannot be guaranteed

B2B Global money remittance, including digital

transfers market size

Overall Remittance

2022 → 2023

$1.23 Trillion

Global Remittance Forecast

CAGR

@5.3%

[Reference]

Digital Remittance

2022 **$131.69 Billion**

2030 **$339.87 Billion**

Global Remittance Market

CAGR 2021 → 2030

@12.58%

[Reference]

Top Ten Remittance Receiving Countries – Orokii can send payment to nine of these countries

In 2022, the top ten recipient countries for remittance inflows were

- India – **$111 Billion**
- Mexico – **$61 Billion**
- China – **$51 Billion**
- The Philippines – **$38 Billion**
- Vietnam – **$19 Billion**
- Pakistan – **$30 Billion**
- France – **$29 Billion**
- Bangladesh – **$21 Billion**
- Nigeria – **$21 Billion**
- Egypt – **$32 Billion**

We can send payment to these countries

Orokii's strategic partners include industry leaders in their fields

- Stellar – Payment blockchain network
- TANTV – Multicultural diaspora media
- TEMPO money transfer – Cross-border payment
- PLAID – Bank accounts linking
- terrapay – Cross-border payment
- Checkbook – Bank ACH
- facephi – Biometric/KYC/AML
- flutterwave – Cross-border payment
- Vita Wallet – Cross-border payment

What we need

$1,000,000

To scale our operation

- Increase user acquisition to **20,000 by Q2 2024**
- Achieve revenue growth of over **$1,000,000** over the next fiscal year
- Hire two sales leaders for B2B
- Hire two marketing leaders
- Hire two software engineers for research and development

Forward-looking projections cannot be guaranteed.